This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States. Accordingly, these securities may not be offered or sold within the United States (as such term is defined in Regulation S under the U.S. Securities Act) except in accordance with the Underwriting Agreement (as defined herein) and pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This short form prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of these securities within the United States. See “Plan of Distribution.”

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3, Telephone: (613) 692-7704 and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	May 1, 2007

UR-ENERGY INC.

$72,000,500

15,158,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 15,158,000 common shares (the “Common Shares”) of Ur-Energy Inc. (the “Company” or “Ur-Energy”). The offering price of the Common Shares was determined by negotiation between the Company and GMP Securities L.P., Raymond James Ltd., Canaccord Capital Corporation and Cormark Securities Inc. (collectively, the “Underwriters”).

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “URE”. On April 16, 2007, the last trading day prior to the public announcement of the Offering, the closing price of the common shares on the TSX was $4.86. On April 30, 2007, the last trading day prior to the date hereof, the closing price on the TSX was $4.33. The TSX has conditionally approved the listing of the Common Shares distributed under this prospectus on the TSX. Listing of the Common Shares will be subject to fulfilling all of the requirements of the TSX on or before July 19, 2007.

	Price: $4.75 per Common Share
			Net Proceeds to the
	Price to the Public	Underwriters’ Fee	Company (1)(2)
Per Common Share	$4.75	$0.285	$4.465
Total(2)	$72,000,500	$4,320,030	$67,680,470

Notes:

(1)	Before deducting expenses of the Offering estimated at $300,000, which, together with the Underwriters’ fee, will be paid by the Company out of the proceeds of the Offering.

(2)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing date of the Offering, to purchase up to an additional 2,273,000 common shares at a price of $4.75 per share for market stabilization and to cover over-allotments, if any. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the common shares to be issued or sold upon the exercise of the Over- Allotment Option. Unless the context otherwise required, reference herein to the “Offering” and “Common Shares” assumes the exercise of the Over-Allotment Option. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, Underwriters’ fee and net proceeds to the Company will be $82,797,250, $4,967,835 and $77,829,415, respectively. See “Plan of Distribution”.

Underwriters’ Position	Maximum number of securities held	Exercise period	Exercise price
Over-allotment Option	2,273,000	30 days from Closing Date	$4.75 per share

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by McCarthy Tétrault LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP.

Subscriptions for the Common Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about May 10, 2007 or such earlier or later date as the Company and the Underwriters may agree, but in any case not later than May 24, 2007. Definitive certificates representing the Common Shares will be available for delivery at the closing of the Offering. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the common shares of the Company at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Prospective purchasers of the Common Shares should carefully consider the risks and uncertainties described or referred to under “Risk Factors”.

The head and registered office of the Company is 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3.

- ii -

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Financial Officer of the Company at 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3, Telephone: (613) 692-7704. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Company at the above-mentioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com.

The following documents filed with the securities commissions or similar regulatory authorities in each of British Columbia, Alberta, Manitoba and Ontario are specifically incorporated by reference in, and form an integral part of, this short form prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2006 dated March 21, 2007 (the “AIF”);

(b)	the audited comparative consolidated financial statements of the Company as at and for the year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2006;

(d)	the management information circular of the Company dated April 12, 2007 relating to the annual and special meeting of shareholders of the Company to be held on May 18, 2007; and

(e)	the material change report of the Company dated April 23, 2007 with respect to the announcements of the bought deal financing and the filing of the preliminary prospectus of the Company.

Any documents of the type referred to above (except confidential material change reports) filed by the Company with the various securities commissions or similar regulatory authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. Information on any of the websites maintained by the Company does not constitute a part of this prospectus.

CURRENCY

Unless otherwise specifically stated herein, all references to “$” and “dollars” are to Canadian currency.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, including any documents incorporated by reference herein, contains certain “forward-looking statements”. All statements included in this short form prospectus (other than statements of historical facts) which address activities, events or developments that management anticipates will or may occur in the future are forward-looking statements, including statements as to the following: future targets and estimates for production, capital expenditures, operating costs, mineral resources, recovery rates, grades and prices, business strategies and measures to implement such strategies, competitive strengths, estimated goals, expansion and growth of the business and operations, plans and references to the Company’s future successes, and other such matters. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect”, and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed under “Risk Factors” and elsewhere in this short form prospectus, in any documents incorporated by reference herein and in other documents filed from time to time by the Company with Canadian securities regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors should not be construed as exhaustive and may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on the Company. All of the forward-looking statements made in this short form prospectus and any documents incorporated by reference herein are qualified by the foregoing cautionary statements. Such forward-looking statements are made as of the date of this short form prospectus, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company expressly disclaims any obligation to update or revise any such forward-looking statements.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange in Canada (within the meaning of the Income Tax Act (Canada) (the “Tax Act”) and which currently includes the TSX), the Common Shares would be, if issued on the date hereof, a qualified investment within the meaning of the Tax Act for trusts governed by registered retirement savings plans, registered education savings plan, registered retirement income funds and deferred profit sharing plans.

THE COMPANY

The Company is a corporation continued under the Canada Business Corporations Act (“CBCA”). The head and registered office of the Company is at 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3. The Company’s United States headquarters is at 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127.

Intercorporate Relationships

The Company’s direct and indirect subsidiaries are Ur-Energy USA Inc. (“Ur-Energy USA”), NFU Wyoming, LLC, ISL Resources Corporation, CBM-Energy Inc. and ISL Wyoming Inc. Set out below are the jurisdictions in which they are incorporated or organized.

As used in this prospectus, unless the context otherwise requires, references to the “Company” or “Ur-Energy” means Ur-Energy Inc. and its subsidiaries.

Business of the Company

The Company is a junior mining company focused on development of uranium production from properties in the United States and exploration for uranium deposits in both the United States and Canada. Ur-Energy is completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production which is expected to start in early 2009. The Company is also engaged in the identification, acquisition and exploration of uranium properties in Canada and exploration, and development of uranium projects in the United States. The Company’s operations comprise one reportable segment within two geographic areas.

In the United States, the Company has staked claims and/or leased lands in Wyoming and in South Dakota. In Wyoming, the Company controls eleven properties covering 14,642 hectares (36,180 acres). Of those eleven properties, eight are in the Great Divide Basin, two of which (the Lost Soldier property and the Lost Creek property) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The last of the Wyoming properties, the Kaycee property, is located in the Powder River Basin.

In 2007, exploration programs are planned for the Radon Springs, Eagles Nest and North Hadsell projects in the Great Divide Basin, Wyoming.

In South Dakota, the Company’s subsidiary NFU Wyoming, LLC was the successful bidder on 79 State of South Dakota Mineral Leases. These 79 Mineral Leases contain approximately 46,363 acres in Harding County, in northwest South Dakota. A detailed geologic evaluation of the project area is underway and a drilling program is tentatively planned for later 2007. Exploration drilling for uranium in this region has been very limited. An evaluation of Ur-Energy’s extensive historic database suggests potential for uranium discoveries in the region.

In Canada, the Company has staked claims in the Thelon Basin in the Northwest Territories and in the Hornby Basin in Nunavut. The Thelon Properties are comprised of three claim groups including the Screech Lake project. The Hornby Basin Properties are comprised of two claim groups: Mountain Lake and Dismal West. The Bugs Property is located in the Kivalliq region in Nunavut.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation with respect to its Mountain Lake and West Dismal properties. At Mountain Lake, Ur-Energy holds 41 claims covering about 38,545 hectares (95,242 acres) that adjoin 8 claims held by Triex. The Triex ground hosts the Mountain Lake Deposit, the largest uranium deposit found to date in the Hornby Bay Basin. Near the west end of Dismal Lakes, Ur-Energy’s Property comprises two groups of 17 mineral claims totaling approximately 13,920 hectares (34,400 acres). The claim groups cover part of an historic field of uranium mineralized boulders located 40 kilometres northwest of the Mountain Lake deposit.

The Company is actively pursuing future growth opportunities by evaluating the acquisition of exploration, development or production assets as well as considering joint venture projects for existing properties of the Company. The Company is currently engaged in discussions with respect to such possible opportunities. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Although the Company may from time to time be a party to a number of letters of intent in respect of certain joint ventures opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed. As of the date of this short-form prospectus, the Company has allocated $14 million of the proceeds of the Offering toward potential acquisitions. Use of these proceeds is at the discretion of the management of the Company.

Other than as discussed in this prospectus, the business of the Company and details of its mineral properties are disclosed in the Company’s public disclosure record and material explicitly incorporated by reference into this prospectus. The Company commissioned Stewart Wallis (P. Geo) of Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc.) (“RPA”) to prepare technical reports which comply with the requirements imposed by National Instrument 43-101: “Standards of Disclosure for Mineral Projects”, for the Great Divide Basin project updated by additional technical reports on the Lost Soldier and Lost Creek projects, the Shirley Basin project, and the Kaycee and Shamrock projects, and J.D. Charlton (P. Geo) of Charlton Mining Exploration Inc. to prepare such technical reports for the Thelon Project and the Hornby Project.

United States - Wyoming

Ur-Energy’s key priority is to advance its two main Wyoming properties, the Lost Creek and Lost Soldier projects (located in the Great Divide Basin) into production. Achievement of this overall objective depends upon the successful completion of the various milestones. Successful completion of many of these milestones and their expected timing is dependent on the successful completion of earlier milestones. Delays or failure to complete earlier milestones would result in delays or failure to complete later milestones. The key milestones are as follows:

  completion of environmental and permitting studies (commenced in the third quarter 2005 and ongoing through 2007);

  completion of comprehensive and detailed geologic reports for Lost Creek and Lost Soldier projects to be used in the engineering studies (to be completed in the second quarter of 2007);

  completion of feasibility pump tests and related hydrology studies (commenced second quarter 2006 for expected completion in third quarter 2007);

  completion of engineering studies on the projects (commenced second quarter 2006 and ongoing through 2008);

  completion of toll-milling business arrangement for processing of ion-exchange resin from the projects (expected in fourth quarter of 2007);

  completion of mining pre-feasibility studies for Lost Creek project (expected by mid-2007) and final feasibility studies (expected by first quarter of 2008);

  completion of mining pre-feasibility studies for Lost Soldier (expected by fourth quarter of 2007) and final feasibility studies (expected in fourth quarter of 2008);

  completion of all baseline studies and environmental studies for Application for Permit to Mine for Lost Creek and Lost Soldier projects (expected second quarter 2007);

  completion of Application for Permit to Mine on Lost Creek and NRC License Applications (expected in the third quarter of 2007);

  completion of Application for Permit to Mine on Lost Soldier and NRC License Applications (expected in fourth quarter of 2008);

  completion of engineering feasibility studies and the economic evaluation of building a full centralized in situ resource (ISR) processing plant at Lost Creek (expected first quarter of 2008); and

  commence installation of first production wellfields at Lost Creek project (expected fourth quarter 2008).

Since the completion of the technical report for the Lost Creek Property, Wyoming dated June 15, 2006 prepared by Stewart Wallis of RPA (the “Technical Report – Lost Creek”), the following activities have been undertaken and/or completed between September 2006 and March 2007:

  installation of 17 dual purpose pump test and monitoring wells;

  engineering study of potential plant sites and cost analysis of evaporation ponds and deep disposal wells performed by Lyntek, Inc.;

  completion by AATA International Inc. of 95% of the environmental baseline data collection for mine permitting purposes which includes meteorological, air quality, surface hydrology, radiology, soil surveys, archaeology, wildlife studies, vegetation studies and socioeconomic studies;

  initiation of the engineering studies including wellfield layouts, hydraulic analysis and deep disposal well(s) by Petrotek Engineering Corporation;

  completion of baseline water quality sampling for three consecutive quarters from the monitoring wells;

  preparation of comprehensive and detailed internal geologic reports for engineering and environmental studies;

  aquifer test analysis report completed by Hydro-Engineering, LLC; and

  planning and permitting a three rig drilling program to start development work in April 2007 with installation of 58 internal monitoring wells within the First Mine Unit and 70 delineation drill holes plus obtaining additional core samples for column leach tests and permeability tests.

Since the completion of the technical report regarding the Lost Soldier Property, Wyoming dated July 10, 2006 prepared by Stewart Wallis at RPA (the “Technical Report - Lost Soldier”), the following activities have been undertaken and/or completed between September 2006 and March 2007:

  installation of 17 dual purpose pump test and monitoring wells;

  engineering study of potential plant sites and cost analysis of evaporation ponds and deep disposal wells performed by Lyntek, Inc.;

  completion by AATA International Inc. of 95% of the environmental baseline data collection for mine permitting purposes which includes meteorological, air quality, surface hydrology, radiology, soil surveys, archaeology, wildlife studies, vegetation studies and socioeconomic studies;

  initiation of the engineering studies including deep disposal well(s) by Petrotek Engineering Corporation;

  initiation of selected engineering studies by Pincock, Allen & Holt;

  preparation of comprehensive and detailed internal geologic reports for engineering and environmental studies;

  hydrologic stress testing report completed by Leppert Associates; and

  baseline water quality sampling for three consecutive quarters from the monitoring wells.

Canada –Northwest Territories and Nunavut

Hornby Bay Basin Properties

The Hornby Bay Basin Properties are grass roots project in the Proterozoic Hornby Bay Basin, which straddles the Nunavut/Northwest Territories boundaries east of Great Bear Lake. The project area is associated with significant radiometric anomalies and a high-grade boulder train. One of the two claim groups encompasses Triex Minerals’ Mountain Lake project which hosts the PEC uranium deposit.

Thelon Properties

The Thelon Basin Properties are grass roots projects located on crown land which the Company believes have potential for discovery of high-grade unconformity uranium deposits of the Athabasca style. The claims are situated in the Thelon Basin located in the Northwest Territories. The Thelon Basin is host to the undeveloped Kikkavik-Andrew Lake and End deposits.

Potential high-grade uranium at the unconformity on the Screech Lake claim group is indicated by high surface radon and radiogenic helium gases in soils and radioactive groundwaters in lake bottom springs. Airborne MEGATEM® surveys and ground electromagnetic surveys confirm a very low resistivity zone underlying the anomalous surface conditions at and above the unconformity contact. This strong basement electromagnetic conductor is interpreted to be due to clay alteration just above the unconformity. In July 2006, an environmental screening study was completed on the Screech Lake Project. Current work plans include further surface radon sampling, additional ground geophysical surveys and drilling.

Since the completion of the technical report dated February 25, 2005 and updated June 22, 2005 and October 20, 2005 on Gravel Hill, Screech and Eyeberry Properties together comprising the Thelon Project located in the Northwest Territories, Canada prepared by John D. Charlton,, P. Geo (the “Technical Report – Thelon Property”), certain components of the recommended work program have been undertaken and/or completed as follows:

In mid 2005, Aurora Geosciences Ltd. completed a ground PROTEM 57 electromagnetic survey and ground magnetic and VLF surveys over the Screech Property and Fugro Airborne Surveys completed a MegaTEM airborne electromagnetic and magnetic survey over the entire Screech Property. In addition, the Company completed an EIC (electret ion chamber) radon sampling and prospecting exploration program on the Screech Property. Condor Consulting completed a processing and analysis of the MegaTEM survey data for the Screech Property in April 2006.

In mid 2006, Aurora Geosciences Ltd. completed further ground PROTEM 57, magnetic, and VLF-EM surveys, extending the review of the Screech Property southward and eastward including the southeast anomaly. A ground exploration program was also completed, the principal components of which, were ground radon flux monitor (RFM) surveys and ground radon-in-air (RIA) surveys utilizing field-adapted electret ion chamber (EIC) radon measurement technologies. Highly anomalous radon concentrations and trends were identified. The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech Radon Trend the primary focus of more advanced exploration on the Screech Property.

The Company contracted Golder Associates (“Golder”) to facilitate the land use permit application process and to complete an environmental benchmark study at the Screech Property. Following community consultations with the Lutsel K’e Dene and the Fort Resolution Dene, the company and Golder re-applied for a Land Use Permit on July 13, 2006. In August 2006, Golder completed the benchmark environmental study and the Company conducted a community site visit to the Screech Property with representatives of Lutsel K’e. During September 2006, the land use permit application was referred to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) for environmental assessment. In January 2007, MVEIRB held hearings on the Screech Project at Lutsel K’e. The environmental assessment was completed on February 28, 2007. A report from the MVEIRB is pending but the timing is currently unknown. During the period prior to the receipt of a land use permit, the Screech Property exploration program can proceed up to, but not including, the drilling phase.

The Company anticipates that upon receipt of the Land Use Permit, that it will commence a Phase II work program which will include 3,400 meters of exploratory diamond drilling and subsequent down-hole surveys to test selected high priority targets. Additionally, a ground geophysical coverage of the southwestern part of the Screech Property will be conducted.

Bugs Property

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of Nunavut. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares of the Company to the vendor over a two year period. Upon signing, 10,000 common shares of the Company were issued to obtain an initial 12% interest in the property. On the first anniversary of the agreement 25,000 common shares of the Company are issuable for an additional 30% interest and on the second anniversary 50,000 common shares of the Company are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

High-grade uranium mineralization was discovered south of Nowleye Lake in the summer of 1976 during a geological reconnaissance/prospecting program carried out by Cominco Ltd. Cominco staked the (Bugs) property and completed exploration work programs on it over the ensuing four years. This work included prospecting, geological mapping, sampling, local ground magnetic and VLF-EM surveys, local track-etch radon surveys, and borehole drilling. Cominco also completed petrologic, rock geochemical, autoradiographic, and age dating studies on suites of Bugs rocks. During the summer of 1979 a total of 1,998 meters of drilling in 23 holes was completed on four separate showing areas on the Bugs Property. Three types of uranium mineralization are recognized on the Bugs Property.

A fixed wing airborne radiometric and magnetic survey was completed over the entirety of the Bugs Property by TundraAir Inc. in September 2006 and the information obtained from the survey is being utilized for the 2007 work program.

Recent Developments

On January 3, 2007, Gary Huber was appointed as a director of the Company.

On February 19, 2007, the Company appointed Wayne Heili as Vice President, Engineering. Mr. Heili will head up the Casper, Wyoming production office and engineering team. Mr. Heili will be responsible for directing the completion of the mining feasibility studies and the development of the Lost Creek and Lost Soldier projects.

On April 11, 2007, the Company announced that it started a three rig drilling program as part of a mining feasibility study at its Lost Creek in-situ recovery uranium project. The purpose of the 2007 Phase I drilling program is to install monitor and pump test wells in order to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering feasibility studies. This information will form part of the Wyoming Department of Environmental (WDEQ) Permit to Mine application, the US Nuclear Regulatory Source Material License application and the WDEQ Mine Unit #1 Permit application. At Lost Soldier, engineering feasibility studies are underway and geologic and hydrologic data from the 2006 drilling program of 17 pump test and monitoring wells is being evaluated. Engineering feasibility studies and applications for permits to mine for Lost Soldier will be assembled and submitted following the completion and submittal of the Lost Creek mine application. Within the Great Divide Basin, the Company’s exploration staff is developing exploration drilling programs for 2007 at its Radon Springs, North Hadsell and Eagles Nest properties in order to generate additional resources for Ur-Energy’s future production pipeline.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2006 after giving effect to the Offering, but not the exercise of the Over-Allotment Option. See “Use of Proceeds”. This table should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, together with the notes thereto , contained, or incorporated by reference, in this short form prospectus.

		As at December 31, 2006 after
	As at December 31, 2006	giving effect to the Offering(1)
	(Actual)	As Adjusted
		(unaudited)
New Frontiers Uranium, LLC obligation	$14,713,495	$14,713,495
Common shares	$59,236,406	$126,616,876
	(73,475,052 common	(88,633,052 common
	shares outstanding)	shares outstanding)
Warrants	45,604	45,604
Contributed surplus	2,678,341	2,678,341
Deficit	(6,018,383)	(6,018,383)
Total Shareholders’ Equity	55,941,968	123,322,438
Total Capitalization	$70,655,463	$138,035,933

(1)      After deducting the Underwriters’ fees and expenses of the Offering.

DESCRIPTION OF THE COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares, issuable in series. As of April 30, 2007, there are 74,225,239 common shares and no Class A Preference Shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the directors of the Company, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company’s Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future. The Class A Preference Shares, may, at the discretion of the Board of Directors, be entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Company.

USE OF PROCEEDS

The net proceeds to the Company of the Offering after deducting the Underwriters’ fee and expenses of the Offering (assuming that the Underwriters do not exercise the Over-Allotment Option) are estimated to be approximately $67,380,000. The net proceeds of the Offering will be used primarily for the further development of the Lost Creek and Lost Soldier projects, for exploration of existing and potential new uranium projects in the United States, for potential acquisitions in the United States and Canada and for general corporate purposes.

The Company expects that existing cash on hand will be sufficient to fund components of the Lost Creek and Lost Soldier project development costs including engineering feasibility studies, completion of the permitting process, submission of Applications for Permit to Mine Lost Creek and Lost Creek Mine Unit #1, the installation of monitor wells for the Lost Creek Mine Unit #1 and additional hydrology tests at both the Lost Creek and Lost Soldier projects which total approximately $7,000,000. Additionally, it is estimated that existing cash on hand is sufficient to fund planned exploration and land acquisition costs for United States projects of approximately $2,000,000 and to fund approximately $2,500,000 with respect to exploration of Canadian projects.

For the Lost Creek project the Company expects to receive its basic Permit to Mine and Permit to Mine at Lost Creek Mine Unit #1 in late 2008. On receipt of these permits, the Company plans to start development of the first wellfield in late 2008 or early 2009. Net proceeds of the Offering will be utilized for the development of the first wellfield and the construction of a full centralized ISR processing plant estimated to cost approximately $35,000,000.

For the Lost Soldier project during 2008, the Company estimates that it will utilize approximately $5,600,000 of the net proceeds of the Offering to advance the final feasibility study and pre-development engineering studies in preparation for production planning.

For existing and potential exploration projects in the United States, the Company estimates that it will utilize approximately $3,800,000 on exploration and economic resource evaluations for the Radon Springs, North Hadsell and Eagles Nest projects, each in the Great Divide Basin of Wyoming. It is estimated that, approximately $1,900,000 will be utilized to fund exploration on the Company’s projects in the Shirley Basin, in other areas of Wyoming, and in South Dakota. The Company also estimates that it will utilize approximately $1,700,000 for exploration of potential new projects on the Colorado Plateau.

During 2007 and 2008, the Company estimates that it will utilize approximately $14,000,000 of the net proceeds of the Offering for potential acquisitions of uranium resource properties or uranium companies in both the United States and Canada. There are no definitive plans for the expenditure of these funds as of the date of this short form prospectus. Accordingly, all allocations will be at the sole discretion of the management of the Company. See “Risk Factors – Unallocated Proceeds of the Offering”.

The Company estimates that it will utilize approximately $5,380,000 of the net proceeds of the Offering for general corporate purposes. There are no definitive plans for the expenditure of these funds as of the date of this short form prospectus. Accordingly, all allocations will be at the sole discretion of the management of the Company. See “Risk Factors – Unallocated Proceeds of the Offering”.

The estimated use of the net proceeds of the Offering set out above is subject to the completion of feasibility studies for the Lost Creek and Lost Soldier projects that have been initiated, but not yet completed, and on the timely receipt of required permits from the WDEQ, the US Nuclear Regulatory Commission and various other federal and state agencies that the Company deals with in moving these projects toward production. The estimates set out above are based on detailed geologic, engineering and environmental studies completed by the Company and its contractors to date. A qualified person within the meaning of National Instrument 43-101, W. William Boberg, President and Chief Executive Officer of the Company, has been involved in the preparation of this work plan and believes it to be reasonable. The actual use of the net proceeds of the Offering may vary depending on changing business and technical circumstances.

While the Company intends to use the net proceeds as stated above, there may be circumstances where a reallocation of funds may be advisable for business reasons that management believes are in the best interest of the Company.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the “Underwriting Agreement”) dated April 23, 2007 between the Underwriters and the Company, the Company has agreed to sell and the Underwriters have severally agreed to purchase on May 10, 2007 or on such earlier or later date as the Underwriters and the Company may agree but in any event not later than May 24, 2007 (the “Closing Date”) subject to the terms and conditions contained therein, all but not less than all of the 15,158,000 Common Shares offered hereby for total consideration of $72,000,500 payable to the Company against delivery of certificates representing the Common Shares. The Underwriting Agreement provides that the Company will pay to the Underwriters a cash fee of 6% of the gross proceeds of the Offering in consideration for the services of the Underwriters in connection with the Offering. The terms of the Offering have been determined by negotiation between the Company and the Underwriters.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable for a period of 30 days following the closing date of the Offering, to purchase up to an additional 2,273,000 common shares at a price of $4.75 per share to cover over-allotments, if any. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Common Shares to be issued or sold upon the exercise of the Over-Allotment Option. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public, Underwriters’ fee and net proceeds to the Company will be $82,797,250, $4,967,835 and $77,829,415, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are however, obligated to take up and pay for 15,158,000 Common Shares offered hereby if any such Common Shares are purchased under the Underwriting Agreement. If any of the Underwriters fails to purchase the Common Shares which such Underwriter(s) have agreed to purchase, the other Underwriters who are willing and able to purchase their own applicable percentages of the Common Shares shall be relieved of their obligations under the Underwriting Agreement, provided that any one or more of the Underwriters may, but are not obligated to, purchase the Common Shares not purchased by the refusing Underwriter(s).

The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities or contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Definitive certificates representing the Common Shares will be available for delivery at closing of the Offering.

The TSX has conditionally approved the listing of the Common Shares distributed under this prospectus on the TSX. Listing will be subject to fulfilling all of the requirements of the TSX on or before July 19, 2007.

During a period ending 90 days following the date of closing of the Offering, the Company has agreed, subject to certain exceptions, that it will not offer, sell, distribute or issue for sale any common shares or securities convertible or exercisable for common shares, or agree to or announce any such offer, sale, distribution or issuance, without the prior written consent of GMP Securities L.P., on behalf of the Underwriters.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase common shares of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares of the Company. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws in connection with the Offering, the Underwriters may over-allot Common Shares or effect transactions intended to stabilize or maintain the market price of the common shares of the Company at a higher level than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time during the Offering.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer the Common Shares for sale by the Company to substituted purchasers in the United States that are institutional accredited investors that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act (“Regulation D”), pursuant to and in accordance with Rule 506 of Regulation D. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

Until 40 days after the commencement of the Offering, any offer or sale of Common Shares offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

RISK FACTORS

The business of the Company is subject to a variety of risks, including those described in the AIF and the other documents incorporated by reference herein and those additional risks described below.

Exploration and Development Stage Company

The Company is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Company’s property interests are in the exploration and development stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company’s business will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Company's property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Uranium Prices

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for it to adopt specific strategies for controlling the impact of fluctuations in the price of uranium.

Uranium Market Factors

The marketability of uranium is subject to numerous factors beyond the control of the Company. The price of uranium may experience volatile and significant price movements over short periods of time. Factors affecting price include demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants and production levels and costs of production in geographical areas such as Russia, Africa and Australia.

No Current Mineral Reserves

Calculations of mineral resources and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. While we have mineral resources, we currently do not have any mineral reserves. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio may affect the economic viability of our properties.

Management, Dependence on Key Personnel, Contractors and Service Providers

Shareholders will be relying on the good faith, experience and judgment of the Company’s management and advisors in supervising and providing for the effective management of the business and the operations of the Company and in selecting and developing new investment and expansion opportunities. The Company may need to recruit additional qualified employees, contractors and service providers to supplement existing management. The Company will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Company’s business and operations.

Industry Conditions

The exploration for and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs planned by the Company will result in a profitable commercial operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company's operations will be subject to all the hazards and risks normally encountered in the exploration and development of uranium, including unusual and unexpected geology formations, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Value of the Common Shares

The value of the Company’s common shares, could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Company's business strategy, competition or other applicable regulations which may affect the business of the Company and other factors. These fluctuations may affect the value of the Company’s common shares.

Competition

The international uranium industry is highly competitive. The Company's activities are directed towards the search, evaluation and development of uranium deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Additional Funding

Additional funds may be required for future exploration and development. The source of future funds available to the Company is through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding or borrowing of funds. There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. In addition, any future equity financings by the Company may result in substantial dilution for existing shareholders of the Company.

Lack of Earnings and Dividend Record

The Company has no earnings or dividend record. It has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of the board of directors of the Company after taking into account many factors, including our financial condition and current and anticipated cash needs.

The Impact of Hedging Activities on Profitability

Although the Company has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings. Hedging activities are intended to protect the Company from the fluctuations of the price of uranium and to minimize the effect of declines in uranium prices on results of operations for a period of time. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

Environmental Risk and Compliance with Environmental Regulations Which are Increasing and Costly

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in our intended activities, and expose us to litigation. These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes.

Title to Property Can be Uncertain

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interests. The

Company’s mineral properties in the United States consist of private mineral rights, leases covering state and private lands, leases of patented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which the Company has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. The present status of the Company’s unpatented mining claims located on public lands allows the Company the exclusive right to mine and remove valuable minerals, such as precious and base metals. The Company is allowed to use the surface of the public lands solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. The Company remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. The Company has or will take all curative measures to ensure proper title to its properties where necessary and where possible.

Land Claims

At the present time, none of the properties in which the Company has an interest or an option to acquire an interest is the subject of an aboriginal land claim. No assurance can be provided that the Company’s properties may not be the subject of such claims in the future.

Uninsured Hazards

The Company currently carries insurance coverage for general liability, directors’ and officers’ liability and other matters. The Company intends to carry insurance to protect against certain risks in such amounts as it considers adequate. The nature of the risks the Company faces in the conduct of its operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company’s business and financial position.

Conflicts of Interest

Certain directors of the Company also serve as directors and officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

Permits, Licences and Approvals

The operations of the Company may require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of their exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Regulatory Matters

The Company's business is subject to various federal, state, provincial and local laws governing prospecting and development, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties. There can be no assurance that the Company will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to prohibit the Company from proceeding with certain exploration and development.

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact the Company’s ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Deregulation of the Electrical Utility Industry

The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors.

Unallocated Proceeds of the Offering

As of the date of this short form prospectus, the Company has no definitive plans for the expenditure of certain proceeds of the Offering. $14,000,000 million has been allocated for potential acquisitions of uranium resource properties or uranium companies in both the United States and Canada and $5,380,000 million has been allocated for working capital and general corporate purposes. All such potential acquisitions and expenditures of the net proceeds in connection with working capital and general corporate purposes shall be at the sole discretion of the management of the Company, and there can be no assurance as of the date of this short form prospectus as to how such funds will be expended. The Company is not a party to any definitive agreement in respect of strategic investments or acquisitions and no assurance can be given that such agreements will ever be entered into and in such events the use of proceeds allocated to potential acquisitions will be at the sole discretion of the management of the Company.

United States Tax Risks Associated with Investments in the Company

Potential investors that are United States taxpayers should consider that the Company is likely to qualify as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes. A United States taxpayer who disposes or is deemed to dispose of PFIC shares at a gain, or who receives a so-called "excess distribution" on PFIC shares, generally is required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes an election with respect to marketable PFIC shares to mark such shares to market each year taking the gain into account as ordinary income or makes a timely qualified electing fund election (a "QEF" election). A United States taxpayer who makes a QEF election generally must report on a current basis his or her share of any of the Company ordinary earnings and net capital gain for any taxable year in which the Company is a PFIC, whether or not the Company distributes those earnings. Special estate tax rules could be applicable to the Company’s common shares if the Company is classified as a PFIC for United States income tax purposes.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, 99 Bank Street, Suite 700, Ottawa, Ontario, K1P 1K6, Canada.

The transfer agent and registrar for the common shares is Equity Transfer and Trust Company, 120 Adelaide St. W., Suite 420, Toronto, Ontario, M5H 4C3, Canada.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by McCarthy Tétrault LLP on behalf of the Company and by Cassels Brock & Blackwell LLP on behalf of the Underwriters. The partners, counsel and associates of McCarthy Tétrault LLP and Cassels Brock & Blackwell LLP, each as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares.

INTERESTS OF EXPERTS

None of the directors, officers, principals and associates of Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.), the author of the Company’s technical reports under National Instrument 43-101 for the Great Divide Basin Project, the Shirley Basin Project, and the Kaycee and Shamrock Projects, the Technical Report –Lost Creek and Technical Report – Lost Soldier (together, the “Reports”) owned beneficially, directly or indirectly, or exercise any control over, any of the outstanding common shares of the Company as of the date of the Reports.

As of April 30, 2007, J. D. Charlton, P. Geo., of Charlton Mining Exploration Inc., the author of the Company’s technical reports under National Instrument 43-101 for the Hornby Project and the Technical Report – Thelon Property beneficially holds options for 24,000 common shares of the Company. As of April 30, 2007, the options, if exercised for common shares, represent less than 0.05% of the issued and outstanding common shares of the Company. Mr. Charlton was granted these options on November 17, 2005 and entered into an acquisition agreement with the Company in September 2006 and received 10,000 common shares of the Company, each after preparation of his technical reports.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the short form prospectus of Ur-Energy Inc. (the “Company”) dated May 1, 2007 relating to the issue and sale of 15,158,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our auditors’ report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006 and 2005. Our report thereon is dated March 21, 2007.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Ottawa, Ontario, Canada
May 1, 2007

CERTIFICATE OF THE COMPANY

Dated: May 1, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of British Columbia, Alberta, Manitoba and Ontario.

UR-ENERGY INC.

(signed) W. WILLIAM BOBERG	(signed) JOHN MCNEICE
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Ur-Energy Inc.

(signed) JEFFREY KLENDA	(signed) ROBERT BOAZ
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: May 1, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of British Columbia, Alberta, Manitoba and Ontario.

GMP SECURITIES L.P.

(signed) KEVIN REID
SENIOR VICE PRESIDENT, INVESTMENT BANKING

RAYMOND JAMES LTD.

(signed) JOHN M. MURPHY
MANAGING DIRECTOR

CANACCORD CAPITAL CORPORATION	CORMARK SECURITIES INC.

(signed) ALI PEJMAN	(signed) DARREN WALLACE
SENIOR VICE PRESIDENT, INVESTMENT	DIRECTOR, INVESTMENT BANKING
BANKING

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